CONSENT  OF  INDEPENDENT  FINANCIAL  ADVISORS

The  Board  of  Directors
International  Commercial  Television  Inc.  and  Subsidiaries
     (formerly  known  as  Moran  Dome  Explorations,  Inc.)


In connection with our engagement to express our opinion on the fair market value of the equity of Windowshoppc.com Limited, R.J.M. Ventures Limited and Better Blocks International Limited as of April 1, 2000, for financial reporting purposes, we consent to the reference to our firm under the "Dilution" section and notes to the financial statements in the Registration Statement (Form SB-2) and related Prospectus of International Commercial Television Inc. for the registration of an offering of shares of its common stock to be sold by International Commercial Television Inc. and the Selling Shareholders.


September  28,  2001



/s/  Houlihan Lokey Howard & Zuking Financial Advisors, Inc.
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Houlihan Lokey Howard & Zukin Financial Advisors, Inc.


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